Mail Stop 4720
                                                              July 20, 2018

   John Pollock
   Chairman of the Board, Chief Executive Officer
   Financial Gravity Companies, Inc.
   800 N. Watters Road, Suite 120
   Allen, TX 75013

          Re:    Financial Gravity Companies, Inc.
                 Amendment No. 2 to Registration Statement on Form S-1 Filed July 11, 2018
                 File No. 333-220505


   Dear Mr. Pollock:

          We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

          Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

          After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

   Prospectus Cover Page

   1. We previously requested that you file as an exhibit to this registration statement the
          $30,000 promissory note issued to GHS as a commitment fee upon the execution of the
          May 23, 2017 Equity Financing Agreement. We note that the disclosure has been revised to state that upon execution of the Equity Financing Agreement, the $30,000 commitment fee was paid to GHS in cash. Please explain this disclosure change in your response letter considering that Section 2.7 of the Equity Financing Agreement (Exhibit 10.1) has
          not been amended to reflect the payment of the commitment fee in cash. Please revise your disclosures to the extent necessary.
 John Pollock
Financial Gravity Companies, Inc.
July 20, 2018
Page 2

Risk Factors, page 4

2. We note the disclosure in your latest Form 10-Q on ineffective disclosure controls and procedures (DCP) and in your latest Form 10-K on ineffective internal control over financial reporting (ICFR). Please include a new risk factor on the risks of ineffective
       DCP and ICFR and provide disclosure about the reasons why your DCP and ICFR were ineffective and the steps being taken to address any material weaknesses. To the extent applicable, please comply with this comment with respect to your future periodic reports.

The Offering, page 16

3.     We note the new disclosure that the 180-day deadline in the Equity
Financing
       Agreement, which has passed, was waived by GHS. Given the provisions of
Section 11.6
       of the agreement stating that "no provision hereof may be waived other than by an instrument in writing signed by the party against whom enforcement is sought, please advise how this provision was waived, whether in writing, by amendment to the Equity
       Financing Agreement, or otherwise. Please file the waiver or the amended agreement, as the case may be, as an exhibit to the registration statement.

Description of Business
Products and Services, page 19

4. For clarity please provide a corporate chart and generally revise your disclosures to provide a more robust description of the business activities for each of your operating subsidiaries according to their respective business lines.

Management's Discussion and Analysis Of Financial Condition... page 23

5. Your discussion of revenues for the three month period ended March 31, 2018, does not provide a clear understanding of how a restructuring of services offered resulted in increased revenues. Similarly, your discussion of operating expenses does not provide any insight on what "unnecessary expenses" were trimmed. Since your subsidiaries each have a different line of business, it appears that the impact that the products and services of each subsidiary have on the revenues and expenses of the company would be material to an understanding of your business as a whole. Please disclose for investors the relative importance of each subsidiary to the company's operations, including, the impact that specific products and services have on the revenues and expenses. Otherwise, advise why such disclosure would not be material to an investor's understanding of your business.
 John Pollock
Financial Gravity Companies, Inc.
July 20, 2018
Page 3

Liquidity and Capital Resources on page 25

6. We note disclosures under Note 5, Notes Payable, on page F-10 to your financial statements. Please expand your disclosure here to state the total amount due under these notes, and to disclose the material terms of the notes. Please also file the notes, or a form of the notes, as exhibits pursuant to Item 601(b)(4) of Regulation S-K, or otherwise, tell us why you would not be required to file them.

Directors, Executive Officers, Promoters, And Control Persons, page 26

7. We note that you have provided Item 401 of Regulation S-K disclosure for the period ended September 30, 2017. However, this information appears inconsistent with disclosure on the company's website where Mr. Reggio is no longer listed as one of the company's officers. We also note the lack of Regulation S-K Item 403 beneficial ownership disclosure for Mr. Reggio. Please advise or otherwise revise your disclosures to address the noted discrepancies. To the extent that Mr. Reggio is no longer an officer of the company, please address why an Item 5.02 Current Report on Form 8-K has not been filed.

8. Please revise the biographical information for Mr. Sundby to clearly identify the time periods associated with his business experience over the past five years. Refer to Item
       401(e) of Regulation S-K for guidance.

Executive Compensation, page 29

9. We note the disclosure that Mr. Sundby received option awards in the amount of
       $19,382. Please disclose in a footnote to the table the assumptions made in the valuation of the options pursuant to Instructions 1 and 3 to Item 402(n)(2)(vi) of Regulation S-K.

10. Please file the option agreement for Mr. Sundby as an exhibit pursuant to Regulation S-K
       Item 601(b)(10)(iii).

Certain Relationships And Related Transactions, And Director Independence Transactions with Related Persons, Promoters and Certain Control Persons, page 29

11. Please disclose here the payments by the company to consulting firms owned and controlled by Named Executive Officers that are currently disclosed under "All Other
       Compensation" in the Summary Compensation Table. These payments appear to be related party transactions under Regulation S-K Item 404 rather than compensation as officers of the company. We note that your footnote for each officer states that the payment was made "in compensation for services not related to his roles as an officer and director of the Company." Please revise to include all Item 404 disclosure for these payments and describe the type of transactions for which these payments were made.
 John Pollock
Financial Gravity Companies, Inc.
July 20, 2018
Page 4

12. Please also disclose the contract with, and the note payable to, Fourly, LLC, which you disclose is owned by a majority shareholder. We note the disclosure on page 29 that expenses for management fees increased $13,500 to $63,500 for the three months ended
       March 31, 2018 and increased $10,500 to $113,500 for the six months ended March 31,
       2018 due to changes in the contract with Fourly, LLC. We note the disclosure on page F-
       10 regarding the $50,000 note payable at 20% interest.

Part II
Item 15. Recent Sales of Unregistered Securities

13. Please expand your disclosure to provide Regulation S-K Item 701 disclosure with respect to the notes payable discussed on page F-10, including the exemption you relied upon in connection with the issuance of the notes and the identity of the class of persons to whom these securities were sold.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Jessica Livingston, Staff Attorney, at 202-551-3448 or me at 202-551-
3369 with any questions.


                                                            Sincerely,

                                                            /s/ Era Anagnosti

                                                            Era Anagnosti
                                                            Legal Branch Chief
                                                            Office of Financial
Services


cc:    Chase Chandler, Esq.